Exhibit 4 (d)

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached. The effective date of this Endorsement is the same as the Date of Issue shown on the Contract Data Page.

THE FOLLOWING PROVISIONS APPLY TO A CONTRACT WHICH IS ISSUED ON A QUALIFIED BASIS IF THE APPLICATION INDICATES IT IS TO BE ISSUED UNDER INTERNAL REVENUE CODE (“IRC”) SECTION 408. THE PROVISIONS OF THE APPLICABLE QUALIFIED RETIREMENT PLAN TAKE PRECEDENCE OVER THE PROVISIONS OF THIS CONTRACT. IN THE CASE OF A CONFLICT WITH ANY PROVISION IN THE CONTRACT, THE PROVISION OF THIS ENDORSEMENT WILL CONTROL. THE CONTRACT IS AMENDED AS FOLLOWS:

1.	The Owner is the Annuitant and Payee

2.	This Contract is not transferable.

3.	This Contract, and the benefits under it, cannot be sold, assigned, or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person.

4.	The Owner’s entire interest in this Contract is nonforfeitable.

5.	Any payments under Annuity Option 2 will be made to the Annuitant and to the Annuitant’s spouse, if the Annuitant is married.

6.
Any payments under Annuity Option 3 will be made to the Annuitant and to the Annuitant’s spouse, if the Annuitant is married, and the guaranteed period of payment will not exceed the joint and last survivor expectancy of the Annuitant and designated second person.

7.	Any guarantee period of payment under Annuity Option 4 or Option 5 shall not exceed the life expectancy of the Annuitant at the time the first payment is due.

8.
Except in the case of a rollover contribution (as permitted by section 402(a)(5), 402(a)(6), 402(a)(7), 403(a)(4), 403(b)(8), or 408(d)(3) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in section 408(k), no contributions will be accepted unless they are in cash, and the total of such contribution shall not exceed $2,000 for any taxable year.

9.	The Annuity Date will be no later than April 1 following the calendar year during which the Annuitant attains age 70 ½.

10.	This Contract is established for the exclusive benefit of the Annuitant and the Annuitant’s Beneficiary.

11.
If the Annuitant’s entire interest is to be distributed in other than a lump-sum payment must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either non-increasing or they may increase only as provided in Q & A F-3 Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

All distributions made herunder shall be made in accordance with the requirements of section 401(a)(9) of the IRC, including the incidental death benefit requirements of section 401(a)(9)(G) of the IRC, and the regulations thereunder, including the minimum distribution incidental benefit requirement of section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

Life Expectancy is computed by the use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. If required periodic distributions are not made pursuant to one of the payment options in the Contract, life expectancies shall be recalculated annually unless otherwise elected by the individual by the time distributions are required to begin. Such election shall be irrevocable by the individual and shall apply to all subsequent years. The life expectancy of a non-spouse Beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such Beneficiary during the calendar year in which the individual attains age 70 ½, and payment for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

12.
Upon the death of the Annuitant: (a) if the Annuitant dies after distribution of benefits has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Annuitant’s death; (b) if the Annuitant dies before distribution of benefits commences, the entire amount payable to the Beneficiary will be distributed no later than December 31 of the calendar year which contains the fifth anniversary of the date of the Annuitant’s death except to the extent that an election is made to receive distributions in accordance with (i) or (ii) below:

(i)
if any portion of the policy proceeds is payable to a designated Beneficiary, distributions may be made in installments over the life or over a period not extending beyond the life expectancy of the designated Beneficiary commencing no later than December 31 of the calendar year immediately following the calendar year in which the Annuitant died;

(ii)
if the designated Beneficiary is the Annuitant’s surviving spouse, and benefits are to be distributed in accordance with (i) above, distributions must begin on or before the later of (a) December 31 of the calendar year immediately following the calendar year in which the Annuitant died or (b) December 31 of the calendar year in which the Annuitant would have attained age 70 ½. If the spouse dies before payments begin, subsequent distributions shall be made as if the spouse had been the Annuitant.

(iii)
life expectancy is computed by the use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the individual’s death, if payment is not made pursuant to one of the payment options in the Contract, life expectancies shall be recalculated annually unless otherwise elected by the surviving spouse by the time distributions are required to begin. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other designated Beneficiary, if payments are not made pursuant to a payment option in the Contract, life expectancy shall be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based upon such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated;

(iv)
Distributions under this section are considered to have begun if the distributions are made on account of the individual reaching his or her required beginning date. If the individual receives distributions prior to the required beginning date and the individual dies, distributions will not be considered to have begun.

13.	Separate records will be maintained for the interest of each individual. The Company will furnish an annual calendar year report concerning the status of the annuity.

All other terms and conditions of the Contract remain unchanged.

First SunAmerica Life Insurance Company

/s/ CHRISTINE A. NIXON	/s/ JAY S. WINTROB

Christine A. Nixon Secretary	Jay S. Wintrob President

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